Annual Shareholder Meeting Results:

The Funds held their annual meeting of shareholders on December 19, 2011. Common/Preferred shareholders voted as indicated below:

								Withheld
					Affirmative 		Authority

California Municipal III
Election of Deborah A. DeCotis
Class III to serve until 2014 		19,942,735 		  565,047
Election of Bradford K. Gallagher
Class II to serve until 2013 		20,063,159 		  444,623
Re-election of John C. Maney+
Class III to serve until 2014		20,036,974 		  470,808



The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Paul Belica, Hans W. Kertess, James A. Jacobson*, William B. Ogden, IV and Alan Rappaport*, continued to serve as Trustees of the Funds.

* Preferred Shares Trustee
+ Interested Trustee